UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 3)

Ameritrade Holding Corporation

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

03074K 10 0

(Cusip Number)

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

13G
CUSIP No. 03074K 10 0

1.	Name of Reporting Person: Marlene M. Ricketts		I.R.S. Identification Nos. of above persons (entities only): NOT REQUIRED

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 8,519,040

		6.	Shared Voting Power: 70,080,096

		7.	Sole Dispositive Power: 8,519,040

		8.	Shared Dispositive Power: 70,080,096

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 78,599,136

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☒

11.	Percent of Class Represented by Amount in Row (9): 18.7%

12.	Type of Reporting Person: IN - Individual

ITEM 1(a).	NAME OF ISSUER:

Ameritrade Holding Corporation, the successor issuer to Ameritrade Online Holdings Corp.
(formerly Ameritrade Holding Corporation)

ITEM 1(b).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

4211 South 102nd Street, Omaha, Nebraska 68127

ITEM 2(a).	NAME OF FILING PERSON:

Marlene M. Ricketts

ITEM 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE:

4211 South 102nd Street, Omaha, Nebraska 68127

ITEM 2(c).	CITIZENSHIP:

U.S.

ITEM 2(d).	TITLE OF CLASS OF SECURITIES

Common Stock, par value $.01 per share

ITEM 2(e).	CUSIP NUMBER:

03074K 10 0

ITEM 3.

Not Applicable.

ITEM 4.	OWNERSHIP

(a)	Amount Beneficially Owned: 78,599,136

(b)	Percent of Class: 18.7%

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote 8,519,040

(ii)	shared power to vote or to direct the vote 70,080,096

(iii)	sole power to dispose or to direct the disposition of 8,519,040

(iv)	shared power to dispose or to direct the disposition of 70,080,096

Instruction. For computations regarding securities which represent a right to acquire an underlying security see Rule 13d-3(d)(1).

ITEM 5.

Not Applicable.

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

Ms. Ricketts has the sole power to vote or dispose of 8,186,688 shares of Common Stock, which are held by a Dynasty Trust established for the benefit of her spouse, J. Joe Ricketts. Ms. Ricketts and her spouse have the right to receive the dividends from, and the proceeds from the sale of, 70,080,096 shares of Common Stock, which are being reported herein as beneficially owned by Ms. Ricketts.

ITEM 7.

Not Applicable.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Ms. Ricketts is party to a Stockholders Agreement, dated as of April 6, 2002, between the Issuer, entities affiliated with Bain Capital, entities affiliates with TA Associates, Inc., entities affiliated with Silver Lake Partners, LP, Ms. Ricketts’ spouse and a trust established for the benefit of Ms. Ricketts’ grandchildren. An exhibit listing each party to the Stockholders Agreement is attached hereto. The Stockholders Agreement requires the parties to vote their Common Stock for directors that are designated in accordance with the provisions of the Stockholders Agreement. The Stockholders Agreement restricts the parties from selling Common Stock in some negotiated transactions unless the seller offers each other party an opportunity to participate in the sale. In addition, the Stockholders Agreement restricts the parties from voting their shares of Common Stock in favor of or against certain sale of the company transactions that are not approved by the requisite directors. The aggregate number of shares of Common Stock owned by the parties to the Stockholders Agreement, based on information provided to Ms. Ricketts by the other parties to the Stockholders Agreement, is 179,162,848 shares. The share ownership reported in this Amendment No. 3 to Schedule 13G for Ms. Ricketts is as of February 13, 2004 and does not include any shares owned by the other parties to the Stockholders Agreement, except to the extent already disclosed in this Amendment No. 3 to Schedule 13G in regards to shares of Common Stock owned by her spouse. Ms. Ricketts disclaims beneficial ownership of any shares of Common Stock owned by the other parties to the Stockholders Agreement, except to the extent already disclosed in this Amendment No. 3 to Schedule 13G in regards to shares of Common Stock owned by her spouse.

ITEM 9.

Not Applicable.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: 2/13/04

/s/ Marlene M. Ricketts
(Signature) Marlene M. Ricketts

     The original statement shall be signed by each person on whose behalf the statement is filed or her authorized representative. If the statement is signed on behalf of a person by her authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath her signature.